UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Commission File Number 000-50112

Pan American Gold Corporation
(Translation of registrant's name into English)

Suite 604 - 750 West Pender Street, Vancouver, British Columbia V6C 2T7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

TRI-LATERAL VENTURE CORPORATION

(An Exploration Stage Company)

REPORT AND FINANCIAL STATEMENTS

December 31, 2003 and 2002

(Stated in Canadian Dollars)

BC & Co.	BEDFORD CURRY & CO.
	CHARTERED ACCOUNTANTS	Michael J. Bedford Inc. Fernando J. Costa Inc.

AUDITORS' REPORT

To the Shareholders,
Tri-Lateral Venture Corporation
(An Exploration Stage Company)

We have audited the balance sheet of Tri-Lateral Venture Corporation as at December 31, 2003 and the statements of loss, shareholders' deficiency and cash flows for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States of America generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the results of its operations and its cash flows for the year ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2002 and for the years ended December 31, 2002 and 2001 were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated April 15, 2003.
Vancouver, Canada	""BEDFORD CURRY & CO. BEDFORD CURRY & CO. BEDFORD CURRY & CO.BEDFORD CURRY & CO."
May 13, 2004	Chartered Accountants

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company's ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements, the Company has a working capital deficiency and has incurred substantial losses from operations, which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Suite 801 - 1281 West Georgia Street, Vancouver, BC V6E 3J7 Tel. (604) 689-4352 Fax (604) 688-4338 e-mail: bc@bedfordcurry.com www.bedfordcurry.com	Member of Russell Bedford International

Our report to the shareholders dated May 13, 2004 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.
Vancouver, Canada	"BEDFORD CURRY & CO."
May 13, 2004	Chartered Accountants

TRI-LATERAL VENTURE CORPORATION
(An Exploration Stage Company)
BALANCE SHEETS
December 31, 2003 and 2002
(Stated in Canadian Dollars)

ASSETS	2003	2002
Current
Cash	$2,729	$13,384
GST receivable	1,970	907
	___________________	___________________
	4,699	14,291
Resource properties - Note 3	12,775	12,656
	___________________	___________________
	$17,474	$26,947
	____________	____________
LIABILITIES
Current
Accounts payable and accrued liabilities - Notes 6 and 7	$56,078	$272,627
Loans payable - Notes 4, 6 and 7	50,408	725,424
	___________________	___________________
	106,486	998,051
	___________________	___________________
SHAREHOLDERS' DEFICIENCY
Share capital - Note 5	6,769,726	5,783,259
Contributed surplus	2,000	2,000
Deficit	(6,860,738)	(6,756,363)
	___________________	__________________
	(89,012)	(971,104)
	___________________	___________________
	$17,474	$26,947
	____________	____________

Nature and Continuance of Operations - Note 1

ON BEHALF OF THE BOARD:

"Greg Burnett"	"Kevin Hanson"
____________________________, Director	____________________________, Director

TRI-LATERAL VENTURE CORPORATION
(An Exploration Stage Company)
STATEMENTS OF LOSS
for the years ended December 31, 2003, 2002 and 2001
(Stated in Canadian Dollars)

	2003	2002	2001
Administrative Expenses
Accounting fees - Note 6	$12,875	$12,085	$9,846
Bad debts	-	-	58,333
Bank charges and interest - Note 6	8,875	50,233	71,600
Consulting fees - Note 6	32,500	30,000	30,000
Filing fees	17,154	12,087	1,417
Legal fees	13,862	23,918	41,549
Rent, office and administration - Note 6	10,131	7,437	6,174
Transfer agent	6,814	11,724	20,385
Travel and promotion	-	5,950	696
	__________________	__________________	__________________
Loss before other items	(102,211)	(153,434)	(240,000)
Other items
Business investigation costs	-	-	(26,725)
Interest earned	26	388	63,415
Gain on forgiveness of debt	5,310	-	-
Gain on settlement of accounts payable	-	51,072	5,000
Loss on write-off of promissory note receivable	-	(500,000)	-
Write-off of resource property costs - Note 3	(7,500)	-	-
	__________________	__________________	__________________
Net loss for the year	$(104,375)	$(601,974)	$(198,310)
	___________	___________	___________
Weighted average number of shares outstanding	4,051,237	3,72,054	3,372,054
	___________	___________	___________
Basic and diluted loss per share	$(0.03)	$(0.18)	$(0.06)
	___________	___________	___________

TRI-LATERAL VENTURE CORPORATION
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended December 31, 2003, 2002 and 2001
(Stated in Canadian Dollars)

	2003	2002	2001
Operating Activities
Net loss for the year	$(104,375)	$(601,974)	$(198,310)
Items not affecting cash:
Gain on settlement of accounts payable	-	(51,072)	(5,000)
Gain on forgiveness of debt	(5,310)	-	-
Loss on write-off of promissory note receivable	-	500,000	-
Write-off of resource property costs	7,500	-	-
Changes in non-cash working capital items related to operations:
GST receivable	(1,063)	96	4,992
Prepaid expense	-	-	10,000
Accounts payable and accrued liabilities	49,804	62,388	126,754
	__________________	__________________	__________________
Cash used in operating activities	(53,444)	(90,562)	(61,564)
	__________________	__________________	__________________
Investing Activities
Increase in promissory note receivable	-	-	(500,000)
Increase in resource properties costs	(7,619)	(12,656)	-
	__________________	__________________	__________________
Cash used in investing activities	(7,619)	(12,656)	(500,000)
	__________________	__________________	__________________
Financing Activity
Increase (decrease) in loans payable	50,408	(120,080)	767,080
	__________________	__________________	__________________
Increase (decrease) in cash	(10,655)	(223,298)	205,516

Cash, beginning of year	13,384	236,682	31,166
	__________________	__________________	__________________
Cash, end of year	$2,729	$13,384	$236,682
	___________	___________	___________
Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$-	$-	$-
	___________	___________	___________
Income taxes	$-	$-	$-
	___________	___________	___________

Non-cash Transactions - Note 7

TRI-LATERAL VENTURE CORPORATION
(An Exploration Stage Company)
STATEMENTS OF SHAREHOLDERS' DEFICIENCY
for the years ended December 31, 2000 to 2003
(Stated in Canadian Dollars)
						Deficit
						Accumulated
						During the
	Common Stock		Preferred Stock		Contributed	Exploration
	Issued Shares	Amount	Issued Shares	Amount	Surplus	Stage	Total
Balance, December 31, 2000	3,372,054	$5,783,259	$10,000	$2,000	$-	$(5,956,079)	$(170,820)
Cancellation of preferred shares	-	-	(10,000)	(2,000)	2,000	-	-
Net loss for the year ended December 31, 2001	-	-	-	-	-	(198,310)	(198,310)
	__________________	__________________	__________________	__________________	__________________	__________________	__________________
Balance, December 31, 2001	3,372,054	5,783,259	-	-	2,000	(6,154,389)	(369,130)
Net loss for the year ended December 31, 2002	-	-	-	-	-	(601,974)	(601,974)
	__________________	__________________	__________________	__________________	__________________	__________________	__________________
Balance, December 31, 2002	3,372,054	5,783,259	-	-	2,000	(6,756,363)	(971,104)
Issuance of shares pursuant to debt settlement agreements	986,467	986,467	-	-	-	-	986,467
Net loss for the year ended December, 31, 2003	-	-	-	-	-	(104,375)	(104,375)
	__________________	__________________	__________________	__________________	__________________	__________________	__________________
Balance, December 31, 2003	4,358,521	$6,769,726	-	$-	$2,000	$(6,860,738)	$(89,012)
	___________	___________	___________	___________	___________	___________	___________

TRI-LATERAL VENTURE CORPORATION
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2003 and 2002
(Stated in Canadian Dollars)

Note 1 Nature and Continuance of Operations

The Company is in the exploration stage and is currently investigating exploration opportunities. The Company currently has title to 10 patented mineral claims located in the Red Lake Mining Division of Ontario.

These financial statements have been prepared on a going concern basis. At December 31, 2003 the Company has a working capital deficiency of $101,787 and has accumulated losses of $6,860,738 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company was incorporated pursuant to the Ontario Business Corporations Act on April 24, 1967 as Jolly Jumper Products of America Limited. The Company changed its name on September 25, 1987 to Sun Valley Hot Springs Ranch Inc., on March 26, 1991 to Tri-Lateral Free Trade Inc., on June 19, 1995 to Tri-Lateral Investments Corporation and on October 2, 1998 to Tri-Lateral Venture Corporation.

Note 2 Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are stated in Canadian dollars. Except as disclosed in Note 10, these financial statements conform in all material respects with GAAP in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may vary from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Basic and Diluted Loss Per Share

Basic loss per share ("LPS") is calculated by dividing loss applicable to common shareholders by the weighted-average number of common shares outstanding for the year. Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. As at December 31, 2003 and 2002, there were no potentially dilutive securities outstanding. Therefore, there was no difference in the calculation of basic and diluted LPS in 2003 and 2002.

Tri-Lateral Venture Corporation
(An Exploration Stage Company)
Notes to the Financial Statements
December 31, 2003 and 2002 - Page 2
(Stated in Canadian Dollars)

Note 2 Significant Accounting Policies - (cont'd)

(b) Fair Market Value of Financial Instruments

The Company's financial instruments consist of cash, accounts payable and accrued liabilities and loans payable. Loans payable are interest-free. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments and that their fair values approximate their carrying values unless otherwise noted.

(c) Income Taxes

The Company has adopted the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

(d) Resource Properties and Deferred Exploration Costs

The acquisition of mineral properties are recorded at cost. Exploration and development costs relating to these properties are deferred until the properties are brought into production, at which time the costs are amortized on the unit of production basis, or until the properties are abandoned or sold, at which time the costs are written off. Mineral properties are abandoned, when the claims are no longer in good standing or the agreements covering the claims are in default, and in either case, management had determined that abandonment is appropriate. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of property.

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which to not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitment to a plan of action based on the then known facts.

Tri-Lateral Venture Corporation
(An Exploration Stage Company)
Notes to the Financial Statements
December 31, 2003 and 2002 - Page 3
(Stated in Canadian Dollars)

Note 3 Resource Properties

Lennie Property - Red Lake, Ontario

	2003	2002
Deferred Exploration Costs
Balance, beginning of the year	$5,156	$-
Property taxes and interest	7,619	2,156
Travel and site visit	-	3,000
	__________________	__________________
Balance end of the year	12,775	5,156
	__________________	__________________
Other Properties, Red Lake, Ontario
Balance, beginning of the year	$7,500	$-
Advance option payment	-	7,500
Write-off of resource property costs	(7,500)	-
	__________________	__________________
Balance, end of year	-	7,500
	__________________	__________________
	$12,775	$12,656
	___________	___________

Lennie Property, Red Lake, Ontario

Pursuant to an option agreement dated August 31, 1995, the Company earned a 100% interest in 10 mineral claims located in the Red Lake area of Ontario subject to a 2% net smelter return royalty upon the commencement of production. In previous years, management of the Company had written-down the value of these claims by $660,078, but retained title to the claims. During the year ended December 31, 2002, the Company renewed its interest in these claims.

Other Properties, Red Lake, Ontario

During the year ended December 31, 2002, the Company made an advance option payment of $7,500 in respect to acquiring 2 mineral claims located in Red Lake, Ontario. The Company was negotiating a mineral property option agreement in respect to these mineral claims. During the year ended December 31, 2003, management of the Company decided to abandon its option and accordingly has written-off total costs incurred of $7,500.

Tri-Lateral Venture Corporation
(An Exploration Stage Company)
Notes to the Financial Statements
December 31, 2003 and 2002 - Page 4
(Stated in Canadian Dollars)

Note 4 Loans Payable

Loans payable consists of the following:

	2003	2002
Non-interest bearing, no specific terms for repayment and unsecured	$50,408	$225,424

Promissory notes payable, owing to directors of the Company, bearing interest at 10% per annum, unsecured and payable on demand	-	250,000

Promissory notes payable, bearing interest at 10% per annum, unsecured and payable on demand	-	250,000
	__________________	__________________
	$50,408	$725,424
	___________	___________

Note 5 Share Capital

Authorized

Unlimited common shares, without par value

Unlimited non-voting convertible redeemable non-cumulative 6% preference shares, without par value

Note 6 Related Party Transactions

During the years ended December 31 the Company incurred the following expenses with directors and a company and a partnership with a common director:

	2003	2002	2001
Accounting fees	$10,375	$8,100	$7,681
Consulting fees	30,000	30,000	30,000
Interest expense	4,166	25,000	35,417
Rent	6,000	6,000	6,000
	__________________	__________________	__________________
	$50,541	$69,100	$79,098
	__________________	__________________	__________________

Tri-Lateral Venture Corporation
(An Exploration Stage Company)
Notes to the Financial Statements
December 31, 2003 and 2002 - Page 5
(Stated in Canadian Dollars)

Note 6 Related Party Transactions - (cont'd)

The expenses were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Accounts payable and accrued liabilities includes $30,432 (2002:  $182,225) owing to directors of the Company.

Loans payable includes promissory notes payable to directors of the Company for $Nil (2002:  $250,000) and a loan payable of $43,500 (2002:  $78,424) owing to a shareholder of the Company.

During the year ended December 31, 2003, the Company settled accounts payable to directors totalling $131,877 and promissory notes payable to a director totalling $314,583 by issuing 446,460 common shares valued at $446,460.

Note 7 Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows as follows:

- During the year ended December 31, 2003, the Company settled accounts payable totalling $261,043 and loans payable totalling $725,424 by issuing 986,467 common shares valued at $986,467. These transactions were excluded from the statements of cash flows.

Note 8 Corporation Income Tax Loss Carryforwards

At December 31, 2003 the Company has accumulated non-capital losses totalling $1,318,400 which are available to offset future years' taxable income. These losses expire as follows:
December 31, 2004	$353,593
December 31, 2005	214,852
December 31, 2006	145,005
December 31, 2007	113,043
December 31, 2008	222,794
December 31, 2009	166,928
December 31, 2010	102,185
__________________
$1,318,400
____________

Tri-Lateral Venture Corporation
(An Exploration Stage Company)
Notes to the Financial Statements
December 31, 2003 and 2002 - Page 6
(Stated in Canadian Dollars)

Note 8 Corporation Income Tax Loss Carryforwards - (cont'd)

At December 31, 2003 the Company has accumulated Canadian Exploration Expenses of $762,367 and Canadian Development Expenses of $32,391. These expenses carryforward indefinitely and are available to offset certain taxable income of future years at various rates per year.

The Company has also accumulated a capital loss of $500,000, which can be carried forward indefinitely to reduce future years' capital gains.

The Company does not have any other future income tax assets or liabilities. The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is more likely than not that sufficient taxable income will not be realized during the carryforward periods to utilize all future tax assets.

Note 9 Subsequent Events

On May 6, 2004 the Company split its common stock on the basis of seven new shares for one old share.

On May 6, 2004 the Company entered into a Share Purchase Agreement (the "Agreement") to acquire all of the issued and outstanding shares of Pan American Gold Corporation ("Pan American") by issuing 3,370,000 post-split shares of its common stock. The former shareholders of Pan American would then own 9.9% of the Company's issued and outstanding shares. Pan American is a private resource company with an interest in undeveloped resource properties in British Columbia, Canada and Nevada, United States of America. The Agreement closed on May 7, 2004.

On May 6, 2004, the Company and changed its name to "Pan American Gold Corporation".

Note 10 Differences between Canadian and United States Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

Tri-Lateral Venture Corporation
(An Exploration Stage Company)
Notes to the Financial Statements
December 31, 2003 and 2002 - Page 7
(Stated in Canadian Dollars)

Note 10 Differences between Canadian and United States Accounting Principles - (cont'd)

The Company's accounting principles generally accepted in Canada ("Canadian GAAP") differ from accounting principles generally accepted in the United States ("US GAAP") as follows:

a) Resource Properties

Under Canadian GAAP, resource property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria. Under US GAAP, acquisition costs and exploration costs must be expensed as incurred unless the resource properties have proven reserves. Therefore, an additional acquisition and exploration expense is required under US GAAP.

b) Accounting for Income Taxes

Under the asset and liability method of Statement of Financial Accounting Standards No. 109 ("SFAS-109"), deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statements carrying amount of existing assets and liabilities and their respective tax bases, measured using the provisions of enacted tax laws. A deferred tax asset with respect to loss carry-forwards and timing differences would not be recognized and the application of US GAAP does not result in a material difference from Canadian GAAP.

New Accounting Standards

Management does not believe that any recently issued but not effective accounting standards, if currently adopted, could have a material effect on the accompanying financial statements.

Tri-Lateral Venture Corporation
(An Exploration Stage Company)
Notes to the Financial Statements
December 31, 2003 and 2002 - Page 8
(Stated in Canadian Dollars)

Note 10 Differences between Canadian and United States Accounting Principles - (cont'd)

c) The impact of the above on the financial statements is as follows:

	2003	2002	2001
Net loss for the year per Canadian GAAP	$(104,375)	$(601,974)	$(198,310)
Acquisition and deferred exploration costs, net (a)	(119)	(12,656)	-
	__________________	__________________	__________________
Net loss for the year per US GAAP	$(104,494)	$(614,630)	$(198,310)
	____________	____________	____________
Primary loss per share US GAAP	$(0.03)	$(0.18)	$(0.06)
	____________	____________	____________
Weighted average number of shares outstanding per US GAAP	4,051,237	3,372,054	3,372,054
	____________	____________	____________
Total assets per Canadian GAAP	$17,474	$26,947	$737,685
Acquisition and deferred exploration costs (a)	(12,775)	(12,656)	-
	__________________	__________________	__________________
Total assets per US GAAP	$4,699	$14,291	$737,685
	____________	____________	____________
Shareholders' deficiency
Balance, end of year per Canadian GAAP	$(89,012)	$(976,104)	$(369,130)
Acquisition and deferred exploration costs (a)	(12,775)	(12,656)	-
	__________________	__________________	__________________
Balance, end of the year per US GAAP	$(101,787)	$(988,760)	$(369,130)
	____________	____________	____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Greg Burnett
Greg Burnett, Director
Date: May 25, 2004